UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2022 (Report No. 4)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On September 27, 2022, NLS Pharmaceutics Ltd., or the Registrant, issued a press release titled: “NLS Pharmaceutics Announces Positive Top-Line Results from its Phase 2a Clinical Trial of Once-Daily Quilience® (Mazindol ER) for the Treatment of Excessive Daytime Sleepiness and Cataplexy in Patients with Narcolepsy.” A copy of this press release is furnished herewith as Exhibit 99.1.

This first four paragraphs and the section entitled “Safe Harbor Statement” contained in Exhibit 99.1 to this report are incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-262489), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NLS Pharmaceutics Announces Positive Top-Line Results from its Phase 2a Clinical Trial of Once-Daily Quilience® (Mazindol ER) for the Treatment of Excessive Daytime Sleepiness and Cataplexy in Patients with Narcolepsy.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: September 27, 2022	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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